

August 9, 2011

<u>Via E-mail</u>
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

> **Re: Forest Laboratories, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 8, 2011**
> **File No. 001-05438**

Dear Mr. Weinstein:

We have reviewed the above listed filing and have the following comment. Please provide the requested information or revise your filing and future filings as appropriate.

<u>General</u>

1. We remind you of the oral and written comments previously conveyed by the staff to counsel on August 2 and 8, 2011. You must <u>consistently</u> identify throughout your materials, all statements that are statements of opinion or belief and a reasonable, factual basis must exist for each such statement. In this regard, we note certain captions in the slide presentation filed on August 8, 2011, which reference Denner's and Mulligan's "conflict" (page 3) and the lack of a conflict of interest Saunders and Mulligan (page 6). In future filings, ensure that <u>all</u> statements of opinion are identified as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions